UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-39766

ORLA MINING LTD.

(Translation of registrant's name into English)

Suite 202, 595 Howe Street

Vancouver, British Columbia,

V6C 2T5, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORLA MINING LTD..

Date: February 9, 2021	/s/ Etienne Morin
Name: Etienne Morin
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Unconstrained Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project Municipality of Mazapil, Zacatecas, Mexico dated effective January 11, 2021.

99.2	Canadian Consent of Carl E. Defilippi

99.3	Canadian Consent of Matthew D. Gray

99.4	Canadian Consent of John Ward

99.5	Canadian Consent of Michael G. Hester